UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Senior Connect Acquisition Corp. I

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

81723H 108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81723H 108	Schedule 13G

1		NAME OF REPORTING PERSON Health Connect Acquisitions Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,350,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,350,000 (1)(2)(3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,350,000 (1)(2)(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20% (4)
12		TYPE OF REPORTING PERSON OO

(1) The securities are held directly by Health Connect Acquisitions Holdings LLC (the “Sponsor”) and indirectly by Richard T. Burke, Isaac Applbaum and Ryan Matthew Burke, each of whom is a managing member of the Sponsor and shares voting and dispositive power over the securities held directly by the Sponsor. As a result, each of the Sponsor and Messrs. Burke, Applbaum and Burke may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of Messrs. Burke, Applbaum and Burke disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) The Sponsor owns 10,350,000 shares of Class B Common Stock of the Issuer, which are convertible for shares of the Issuer’s Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-250932) and have no expiration date.

(3) Excludes 10,280,000 shares of Class A Common Stock issuable upon the exercise of 10,280,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of December 15, 2021 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities--Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-250932).

(4) Based on 41,400,000 shares of Class A Common Stock and 10,350,000 shares of Class B Common Stock outstanding as of December 15, 2020.

CUSIP No. 81723H 108	Schedule 13G

1		NAME OF REPORTING PERSON Richard T. Burke
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,350,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,350,000 (1)(2)(3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,350,000 (1)(2)(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20% (4)
12		TYPE OF REPORTING PERSON IN

(1) The securities are held directly by the Sponsor and indirectly by Richard T. Burke, Isaac Applbaum and Ryan Matthew Burke, each of whom is a managing member of the Sponsor and shares voting and dispositive power over the securities held directly by the Sponsor. As a result, each of the Sponsor and Messrs. Burke, Applbaum and Burke may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of Messrs. Burke, Applbaum and Burke disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) The Sponsor owns 10,350,000 shares of Class B Common Stock of the Issuer, which are convertible for shares of the Issuer’s Class A Common Stock as described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-250932) and have no expiration date.

(3) Excludes 10,280,000 shares of Class A Common Stock issuable upon the exercise of 10,280,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of December 15, 2021 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities--Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-250932).

(4) Based on 41,400,000 shares of Class A Common Stock and 10,350,000 shares of Class B Common Stock outstanding as of December 15, 2020.

CUSIP No. 81723H 108	Schedule 13G

1		NAME OF REPORTING PERSON Isaac Applbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,350,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,350,000 (1)(2)(3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,350,000 (1)(2)(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20% (4)
12		TYPE OF REPORTING PERSON IN

(1) The securities are held directly by the Sponsor and indirectly by Richard T. Burke, Isaac Applbaum and Ryan Matthew Burke, each of whom is a managing member of the Sponsor and shares voting and dispositive power over the securities held directly by the Sponsor. As a result, each of the Sponsor and Messrs. Burke, Applbaum and Burke may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of Messrs. Burke, Applbaum and Burke disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) The Sponsor owns 10,350,000 shares of Class B Common Stock of the Issuer, which are convertible for shares of the Issuer’s Class A Common Stock as described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-250932) and have no expiration date.

(3) Excludes 10,280,000 shares of Class A Common Stock issuable upon the exercise of 10,280,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of December 15, 2021 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities--Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-250932).

(4) Based on 41,400,000 shares of Class A Common Stock and 10,350,000 shares of Class B Common Stock outstanding as of December 15, 2020.

CUSIP No. 81723H 108	Schedule 13G

1		NAME OF REPORTING PERSON Ryan Matthew Burke
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,350,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,350,000 (1)(2)(3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,350,000 (1)(2)(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20% (4)
12		TYPE OF REPORTING PERSON IN

(1) The securities are held directly by the Sponsor and indirectly by Richard T. Burke, Isaac Applbaum and Ryan Matthew Burke, each of whom is a managing member of the Sponsor and shares voting and dispositive power over the securities held directly by the Sponsor. As a result, each of the Sponsor and Messrs. Burke, Applbaum and Burke may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of Messrs. Burke, Applbaum and Burke disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) The Sponsor owns 10,350,000 shares of Class B Common Stock of the Issuer, which are convertible for shares of the Issuer’s Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-250932) and have no expiration date.

(3) Excludes 10,280,000 shares of Class A Common Stock issuable upon the exercise of 10,280,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of December 15, 2021 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities--Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-250932).

(4) Based on 41,400,000 shares of Class A Common Stock and 10,350,000 shares of Class B Common Stock outstanding as of December 15, 2020.

Item 1(a). Name of Issuer:

Senior Connect Acquisition Corp. I

Item 1(b). Address of Issuer’s Principal Executive Offices:

714 East Stetson Drive

Suite 400

Scottsdale, AZ 85251

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Health Connect Acquisitions Holdings LLC

2.	Richard T. Burke

3.	Isaac Applbaum

4.	Ryan Matthew Burke

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

714 East Stetson Drive

Suite 400

Scottsdale, AZ 85251

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

81723H 108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Health Connect Acquisitions Holdings LLC

By:	/s/ Ryan Matthew Burke
Name:	Ryan Matthew Burke
Title:	Managing Member

Richard T. Burke

By:	/s/ Richard T. Burke
Name:	Richard T. Burke

Isaac Applbaum

By:	/s/ Isaac Applbaum
Name:	Isaac Applbaum

Ryan Matthew Burke

By:	/s/ Ryan Matthew Burke
Name:	Ryan Matthew Burke

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 16, 2021, by and among Health Connect Acquisitions Holdings LLC, Richard T. Burke, Isaac Applbaum and Ryan Matthew Burke.